EXHIBIT 99.1

Vox to Acquire Silver Royalty over the

 Sorby Hills Project in Australia

DENVER, CO / September 28, 2026 / Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that its subsidiary, Vox Royalty Australia Pty Ltd. (“Vox Australia”), has entered into a binding agreement to acquire an effective 0.75% net smelter return royalty (the “Royalty”) over the construction-stage Sorby Hills silver-lead project in Western Australia (“Sorby Hills” or the “Project”), for total cash consideration of $13,000,000 from a private seller (the “Transaction”).

The Transaction remains subject to the completion of conditions precedent customary for a royalty transaction of this nature and Foreign Investment Review Board approval in Australia and is expected to complete in the fourth quarter of 2026. Sorby Hills is 100% owned and operated by Boab Metals Limited (“Boab Metals”), an Australian ASX-listed company.

Kyle Floyd, Chief Executive Officer of Vox, stated: “We are excited to add near-term silver dominant revenue to the Vox portfolio through an uncapped royalty over Sorby Hills, which is on track to become one of Australia’s largest silver mines. Sorby Hills is fully permitted, fully funded and under construction, with Boab Metals targeting first concentrate production in the second half of 2027 and average annual production of ~2.2Moz of silver and 68kt of lead over an initial 8.5-year mine life. We look forward to the upcoming results of the 2026 reserve extension drilling program and its potential mine life implications. Acquiring a construction-stage royalty within 12-months of first production is precisely the profile we target at Vox: near-term, precious metals revenue, with significant optionality.”

Figure 1: Construction and bulk earthworks underway at the Sorby Hills Silver-Lead Project in Western Australia

(Source: Boab Metals Limited)

1

Sorby Hills Silver Project Highlights

•	Boab Metals made a final investment decision on Sorby Hills in December 2025. The Project is fully permitted, fully funded and under construction, with first concentrate production targeted for the second half of 2027(1).

•	Sorby Hills is Australia’s largest undeveloped, near-surface silver-lead deposit, located approximately 50 kilometres northeast of Kununurra in the East Kimberley region of Western Australia, with sealed road access to Wyndham Port approximately 150 kilometres from site(2).

•	Once in production, the Project is expected to produce an average of approximately 2.2 million ounces of silver per annum, which would rank Sorby Hills among Australia’s larger primary silver producers(1).

•	The June 2024 Front-End Engineering and Design Study (the “FEED Study”) that underpinned the final investment decision outlined pre-production capital of A$264 million, C1 cash costs of $0.36/lb payable lead net of silver credits, average annual EBITDA of A$126 million and a pre-tax NPV8 of A$411 million (37% IRR) at $27.4/oz silver and $2,255/t lead(6).

•	In April 2026, Boab Metals executed a syndicated facility agreement arranged by Merricks Capital and Davidson Kempner Capital Management, for A$236 million equivalent of project finance debt facilities, completing the Project financing(3).

•	In May 2026, Boab Metals executed an EPC contract with GR Engineering Services covering the disassembly, refurbishment and relocation of the former DeGrussa processing plant, acquired from Sandfire Resources Limited, to the Sorby Hills site(3).

Figure 2: Sorby Hills Project tenements and orebody locations

(Source: https://boabmetals.com/sorby-hills/)

Mineral Resource Estimate

The Mineral Resource Estimate underpinning the Definitive Feasibility Study (“DFS”) was undertaken by CSA Global Pty Ltd in accordance with the JORC Code (2012) and announced to the ASX on December 17, 2021.

2

The Mineral Resource Estimate comprises Measured Mineral Resources of 12.6Mt at 3.5% Pb, 0.4% Zn and 43g/t Ag, Indicated Mineral Resources of 11.0Mt at 3.4% Pb, 0.4% Zn and 34g/t Ag, and Inferred Mineral Resources of 23.6Mt at 2.7% Pb, 0.5% Zn and 31g/t Ag, in each case using a cut-off of 1% Pb. A comprehensive breakdown of the Mineral Resource by Resource classification and deposit is shown in Table 1 below.

Deposit	Tonnes (Mt)	Grade					Contained Metal
		Pb	Zn	Ag	PbEq	AgEq	Pb	Zn	Ag	AgEq
		%	%	g/t	%	g/t	kt	kt	koz	koz
A	0.6	5.3%	0.1%	23	7.4%	80	31	6	427	1,547
B	2.7	3.6%	0.3%	20	5.5%	59	97	8	1,720	5,107
Omega	17.2	3.3%	0.4%	34	6.5%	70	566	71	18,948	38,486
Norton	21.1	2.8%	0.4%	34	6.0%	64	590	96	24,090	43,554
Alpha	1.5	3.1%	0.9%	64	9.0%	97	45	13	2,975	4,699
Beta	4.2	3.6%	0.4%	43	7.6%	82	151	17	5,856	11,050
Measured	12.6	3.5%	0.4%	43	7.5%	81	444	45	17,521	32,713
Indicated	11.0	3.4%	0.4%	34	6.6%	71	377	46	12,114	24,995
Inferred	23.6	2.7%	0.5%	31	5.6%	60	645	117	23,406	45,619
Total	47.3	3.1%	0.4%	35	6.3%	68	1,465	207	53,042	104,077

Table 1: Sorby Hills JORC (2012) Mineral Resource Estimate

(Source: Boab September 2026 Presentation, https://investors.boabmetals.com/announcements/7724007)

Ore Reserve and FEED Study Economics

The Project was approved for construction on the basis of a DFS released in January 2023 and the subsequent FEED Study released in June 2024(6,7). The FEED Study contemplates a conventional open pit, crush-mill-float operation at 2.25Mtpa over an initial 8.5-year mine life, processing 18.3Mt at 3.4% Pb and 39g/t Ag. The mining inventory is approximately 83% underpinned by Ore Reserves, comprises 57% Measured, 26% Indicated and 17% Inferred Mineral Resources, and represents approximately 39% of the total resource(6).

The Ore Reserve was prepared by Entech Pty Ltd in accordance with the JORC Code (2012) and comprises 10.4Mt of Proved Ore Reserves at 3.5% Pb and 42g/t Ag and 4.9Mt of Probable Ore Reserves at 3.5% Pb and 32g/t Ag, as shown in Table 2 below(7).

Ore Reserve Category	Ore (Mt)	Pb (%)	Ag (g/t)	Pb (kt)	Ag (Moz)
Proved	10.4	3.5%	42	358	14.1
Probable	4.9	3.5%	32	172	5.0
Total Ore Reserve	15.2	3.5%	39	531	19.1

Table 2: 2021 Sorby Hills JORC Ore Reserve Statement (reported at a 1.0% Pb cut-off).

(Source: Boab Metals Limited, Sorby Hills Definitive Feasibility Study, 19 January 2023(7))

Reserve Expansion Drilling

In September 2026, Boab Metals reported the completion of its Phase IX drilling program at Sorby Hills, comprising 47 sonic and diamond core holes for approximately 5,880 metres. The program included seven additional holes for approximately 930 metres, taking total metreage approximately 15% beyond the original plan(4).

Resource-to-reserve conversion drilling has now been completed across the B, Omega, Norton and Beta deposits. Boab Metals reported that the results confirm potentially ore-grade mineralisation beyond the pit designs contained in the FEED Study, which the operator considers reinforces the growth potential of the Project. At Norton, three additional holes drilled approximately 150 metres north of the pit perimeter intersected mineralisation, with assays pending(4).

Drilling is now underway at the Keep zinc target, located approximately 3.5 kilometres south of central Omega, where three deep holes totalling approximately 1,200 metres are planned. Further assay results from the Phase IX program are expected during the fourth quarter of 2026(4).

The Royalty covers the tenements that host these deposits and targets. Any additions to ore reserves or extensions to mine life arising from the Phase IX program would be Royalty-linked at no incremental cost to Vox.

3

Construction Timeline

Sorby Hills is under construction. In its quarterly activities report for the period ended June 30, 2026, Boab Metals reported that the on-site early works package – comprising all-weather site access and the pads for the process plant and mine camp – has been completed, that the bulk earthworks package is in execution, and that refurbishment of the existing camp infrastructure is underway(5).

In May 2026, Boab Metals awarded an A$109 million engineering, procurement and construction contract to GR Engineering Services covering the disassembly, refurbishment and relocation of the former DeGrussa processing plant to the Sorby Hills site. Plant reconstruction is scheduled to follow through to early 2027, with pre-strip mining running in parallel(5).

Boab Metals reported a cash position of A$64.7 million at June 30, 2026, with no debt drawn under its A$236 million equivalent syndicated facility, and describes the Project as fully funded through to first production(5).

Commissioning and ramp-up are expected to commence in the first half of 2027, with first concentrate production targeted for the second half of 2027 and full production expected by the fourth quarter of 2027(5).

Figure 3: Sorby Hills construction and commissioning schedule

(Source: Boab Metals Limited)

Consideration and Conditions Precedent

The total cash consideration payable to acquire the Royalty is $13 million, to be paid with cash on hand. The Transaction remains subject to completion of conditions precedent customary for a royalty transaction of this nature and Foreign Investment Review Board approval in Australia. Subject to the satisfaction or waiver of the applicable conditions precedent, completion of the Transaction is expected to occur in the fourth quarter of 2026.

Qualified Person

Timothy J. Strong, FIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 11 producing and 28 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

4

For further information contact:

Kyle Floyd Chief Executive Officer ir@voxroyalty.com (720) 602-4223	Spencer Cole President and Chief Investment Officer ir@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

5

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the terms of the Transaction and the acquisition of the Royalty, the satisfaction or waiver of conditions precedent to completion and the timing thereof, the timing and expected completion of the Transaction, and the anticipated benefits of the Royalty to the Company.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled “Risk Factors” in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes

(1)	Boab Metals Limited, Sorby Hills Silver-Lead Project investor presentation, July 2026
(2)	Boab Metals Limited, “Boab Metals Receives Final Works Approval for Construction of the Sorby Hills Project”, ASX announcement, 10 February 2026
(3)	Boab Metals Limited, Sorby Hills project milestones as disclosed by the operator: Syndicated Facility Agreement (April 2026) and GR Engineering Services EPC contract (May 2026)
(4)	Boab Metals Limited, “Substantial Extensions at Sorby Hills”, ASX announcement, September 2026
(5)	Boab Metals Limited, Quarterly Activities / Appendix 5B Cash Flow Report for the quarter ended 30 June 2026, ASX announcement, July 2026
(6)	Boab Metals Limited, “Sorby Hills Project FEED Study”, ASX announcement, 6 June 2024
(7)	Boab Metals Limited, “Sorby Hills Definitive Feasibility Study” (including Ore Reserve Statement prepared by Entech Pty Ltd), ASX announcement, 19 January 2023

6